U. S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934



                   The American Education Corporation
                   ----------------------------------
                            (Name of Issuer)


                      Common Stock, $.025 par value
                     ------------------------------
                     (Title of Class of Securities)


                              02553P 10 1
                             -------------
                             (CUSIP NUMBER)


                            Jeffrey E. Butler
                   The American Education Corporation
                    7506 N. Broadway Ext.  Suite 505
                     Oklahoma City, Oklahoma  73116
                  -----------------------------------
                  (Name, Address and Telephone Number
                     of Person authorized to Receive
                       Notices and Communications)


                             March 30, 2005
                 ------------------------------------
                 (Date of Event which Requires Filing
                           of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the
following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.



CUSIP NO. 02553P 10 1
          -----------

1.    Name of Reporting Person

      David J. Smith
      --------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group(a) [   ]
                                                      (b) [ X ]
      --------------------------------------------------------------------
3.    SEC Use Only

      --------------------------------------------------------------------
4.    Source of Funds

      PF
      --------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
                                                                   [   ]
      --------------------------------------------------------------------
6.    Citizenship or Place of Organization

          United Kingdom
          ----------------------------------------------------------------
                  7.    Sole Voting Power

                        863,930 shares
                        --------------------------------------------------
Shares            8.    Shared Voting Power
Beneficially
Owned by Each           0
Reporting Person        --------------------------------------------------
With              9.    Sole Dispositive Power

                        863,930 shares
                        --------------------------------------------------
                 10.    Shared Dispositive Power

                        0
                        --------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       863,930 shares
       -------------------------------------------------------------------
12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares                                                      [   ]

       -------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       5.8%
       -------------------------------------------------------------------
14.    Type of Reporting Person

       IN
       -------------------------------------------------------------------




Item 1.    Security and Issuer.
           -------------------

Title of class of equity securities: common stock $.025 par value. Mr. Smith acquired a note that is convertible at any time into common stock.
Issuer: The American Education Corporation
Address of principal executive offices: 7506 N. Broadway Ext. Suite 505, Oklahoma City, Oklahoma 73116

Item 2.    Identity and Background.
           -----------------------

This statement is filed by David J. Smith. Mr. Smith's address is 10 South Close, Workingham, Berks, United Kingdom RG4 02DJ. Mr. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Smith is a resident of the United Kingdom.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

The $400,000 Subordinated Convertible Debt Financing was funded from the personal funds of Mr. Smith.

Item 4.    Purpose of Transaction.
           ----------------------

The purpose of the subordinated, convertible loan is for investment.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

(a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. Smith is 863,930 or approximately 5.8%.

(b) Mr. Smith has the sole power to vote and to dispose of 863,930 shares of the issuer.

(c)    Not Applicable.

(d)    Not Applicable.

(c)    Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------

Not Applicable.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

None.

                               SIGNATURE
                               ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 11, 2005



/s/  David J. Smith
-----------------------
David J. Smith